UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Synageva BioPharma Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87159A 103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 87159A 103	Page 2 of 14

1	Names of reporting persons James L.L. Tullis
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power* 1,925
	6	Shared voting power 203,294
	7	Sole dispositive power 1,925
	8	Shared dispositive power 203,294
9	Aggregate amount beneficially owned by each reporting person 203,294
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9** 0.8%
12	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 87159A 103	Page 3 of 14

1	Names of reporting persons Tullis-Dickerson Capital Focus II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power* 0
	6	Shared voting power 167,500
	7	Sole dispositive power 0
	8	Shared dispositive power 167,500
9	Aggregate amount beneficially owned by each reporting person 167,500
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9** 0.6%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 87159A 103	Page 4 of 14

1	Names of reporting persons Tullis-Dickerson Partners II, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power* 3,900
	6	Shared voting power 167,500
	7	Sole dispositive power 3,900
	8	Shared dispositive power 167,500
9	Aggregate amount beneficially owned by each reporting person 171,400
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9** 0.6%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 87159A 103	Page 5 of 14

1	Names of reporting persons TD Javelin Capital Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power* 0
	6	Shared voting power 31,894
	7	Sole dispositive power 0
	8	Shared dispositive power 31,894
9	Aggregate amount beneficially owned by each reporting person 31,894
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9** 0.1%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 87159A 103	Page 6 of 14

1	Names of reporting persons TD Lighthouse Capital Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power* 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9** 0.0%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 87159A 103	Page 7 of 14

1	Names of reporting persons TD II Regional Partners, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power* 0
	6	Shared voting power 31,894
	7	Sole dispositive power 0
	8	Shared dispositive power 31,894
9	Aggregate amount beneficially owned by each reporting person 31,894
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9** 0.1%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 87159A 103	Page 8 of 14

Item 1(a)	Name of Issuer:

Synageva BioPharma Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

128 Spring Street, Suite 520
Lexington, Massachusetts 02421

Item 2(a)	Name of Person Filing:

James L.L. Tullis
Tullis-Dickerson Capital Focus II, L.P.
Tullis-Dickerson Partners II, L.L.C.
TD Javelin Capital Fund II, L.P.
TD Lighthouse Capital Fund, L.P.
TD II Regional Partners, Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT 06901.

Item 2(c)	Citizenship:

James L.L. Tullis – United States
Tullis-Dickerson Capital Focus II, L.P. – Delaware
Tullis-Dickerson Partners II, L.L.C. – Delaware
TD Javelin Capital Fund II, L.P. – Delaware
TD Lighthouse Capital Fund, L.P. – Delaware
TD II Regional Partners, Inc. – Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

87159A 103

Item 3	Not applicable.

SCHEDULE 13G

CUSIP No. 87159A 103	Page 9 of 14

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

James L.L. Tullis – 203,294
Tullis-Dickerson Capital Focus II, L.P. – 167,500
Tullis-Dickerson Partners II, L.L.C. – 171,400
TD Javelin Capital Fund II, L.P. – 31,894
TD Lighthouse Capital Fund, L.P. – 0
TD II Regional Partners, Inc. – 31,894

(b)	Percent of class:

James L.L. Tullis – 0.8%
Tullis-Dickerson Capital Focus II, L.P. – 0.6%
Tullis-Dickerson Partners II, L.L.C. – 0.6%
TD Javelin Capital Fund II, L.P. – 0.1%
TD Lighthouse Capital Fund, L.P. – 0.0%
TD II Regional Partners, Inc. – 0.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

James L.L. Tullis – 1,925
Tullis-Dickerson Capital Focus II, L.P. – 0
Tullis-Dickerson Partners II, L.L.C. – 3,900
TD Javelin Capital Fund II, L.P. – 0
TD Lighthouse Capital Fund, L.P. – 0
TD II Regional Partners, Inc. – 0

(ii)	Shared power to vote or to direct the vote

James L.L. Tullis – 203,294
Tullis-Dickerson Capital Focus II, L.P. – 167,500
Tullis-Dickerson Partners II, L.L.C. – 167,500
TD Javelin Capital Fund II, L.P. – 31,894
TD Lighthouse Capital Fund, L.P. – 0
TD II Regional Partners, Inc. – 31,894

(iii)	Sole power to dispose or to direct the disposition of

James L.L. Tullis – 1,925
Tullis-Dickerson Capital Focus II, L.P. – 0
Tullis-Dickerson Partners II, L.L.C. – 3,900
TD Javelin Capital Fund II, L.P. – 0
TD Lighthouse Capital Fund, L.P. – 0
TD II Regional Partners, Inc. – 0

SCHEDULE 13G

CUSIP No. 87159A 103	Page 10 of 14

(iv)	Shared power to dispose or to direct the disposition of

James L.L. Tullis – 203,294
Tullis-Dickerson Capital Focus II, L.P. – 167,500
Tullis-Dickerson Partners II, L.L.C. – 167,500
TD Javelin Capital Fund II, L.P. – 31,894
TD Lighthouse Capital Fund, L.P. – 0
TD II Regional Partners, Inc. – 31,894

As the general partner of Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C. is deemed to beneficially own 167,500 shares of the Issuer’s common stock indirectly, in addition to the 3,900 shares of the Issuer’s common stock which it beneficially owns directly. As the general partner of each of TD Javelin Capital Fund II, L.P. and TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc. is deemed to beneficially own 31,894 shares of the Issuer’s common stock. As the sole Manager of Tullis-Dickerson Partners II, L.L.C. and the Chief Executive Officer and sole director of TD II Regional Partners, Inc., James L.L. Tullis is deemed to beneficially own 203,294 shares of the Issuer’s common stock indirectly, in addition to the 1,925 shares of the Issuer’s common stock which he beneficially owns directly.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

The Reporting Persons are parties to a Joint Filing Agreement filed herewith as exhibit 99.1.

Item 9	Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G

CUSIP No. 87159A 103	Page 11 of 14

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 87159A 103	Page 12 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2013	JAMES L.L. TULLIS

/s/ James L. L. Tullis
	Name:	James L. L. Tullis

TULLIS-DICKERSON CAPITAL FOCUS II, L.P.

By: Tullis-Dickerson Partners II, L.L.C., its general partner

/s/ James L. L. Tullis
	Name:	James L. L. Tullis
	Title:	Manager

TULLIS-DICKERSON PARTNERS II, L.L.C.

/s/ James L. L. Tullis
	Name:	James L. L. Tullis
	Title:	Manager

TD LIGHTHOUSE CAPITAL FUND, L.P.

By: TD II Regional Partners, Inc., its general partner

/s/ James L. L. Tullis
	Name:	James L. L. Tullis
	Title:	Chief Executive Officer

SCHEDULE 13G

CUSIP No. 87159A 103	Page 13 of 14

TD JAVELIN CAPITAL FUND II, L.P.

By: TD II Regional Partners, Inc., its general partner

/s/ James L. L. Tullis
Name:	James L. L. Tullis
Title:	Chief Executive Officer

SCHEDULE 13G

CUSIP No. 87159A 103	Page 14 of 14

TD II REGIONAL PARTNERS, INC.

/s/ James L. L. Tullis
Name:	James L. L. Tullis
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement, dated as of February 1, 2012, pursuant to Rule 13d-1(k)(1) among James L.L. Tullis, Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., TD Javelin Capital Fund II, L.P., TD Lighthouse Capital Fund, L.P. and TD II Regional Partners, Inc.